October 25, 2007

VIA EDGAR AND BY HAND

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 7010

Washington, D.C. 20549-7010

RE:	Och-Ziff Capital Management Group LLC
Amendment No. 6 to Registration Statement on Form S-1 (File No. 333-144256)

Dear Ms. Long:

On behalf of Och-Ziff Capital Management Group LLC, a Delaware limited liability company (the “Company”), enclosed is a copy of Amendment No. 6 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 5 to the Registration Statement filed with the Commission on October 22, 2007.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of October 24, 2007 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in Amendment No. 6 to the Registration Statement.

Securities and Exchange Commission

October 25, 2007

General

1.	The legality opinion assumes that the LLC Agreement will have been duly authorized, executed and delivered by the Company and will be the valid and legally binding obligation of the Company. Please remove this assumption, as it underlies the basis for the opinion that the shares are legally issued.

As discussed with the Staff, a revised legality opinion will be filed with a subsequent pre-effective amendment to the Registration Statement.

2.	We note that the exhibit index includes a consent for the legality opinion, but does not reference a consent for the tax opinion. Please revise and ensure that the tax opinion includes a consent or that a consent is filed separately.

In response to the Staff’s comment, the Company has updated the exhibit index to include a consent for the tax opinion which will be included in the tax opinion.

Summary Unaudited Pro Forma Financial Information, page 30

3.	We note your footnote (1) regarding the expected decrease in total liabilities. Please revise to clarify that total assets will also decrease.

In response to the Staff’s comment, the Company has revised the disclosure on page 30 as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-Controlling Interests in Income of Consolidated Subsidiaries, page 129

4.	Please revise to explain why your non-controlling interests in income for the period ended September 30, 2007 is greater than your income before non-controlling interests in income of consolidated subsidiaries and income taxes.

In response to the Staff’s comment, the Company has revised the disclosure on page 128 as requested.

* * * * * *

Securities and Exchange Commission

October 25, 2007

Please telephone the undersigned at (212) 735-2950 if you have any questions or need any additional information.

Very truly yours,

/s/ Jennifer A. Bensch

Jennifer A. Bensch

cc:	Securities and Exchange Commission
Patricia Armelin
Anne McConnell

Och-Ziff Capital Management Group LLC
Joel M. Frank
Jeffrey C. Blockinger

Sullivan & Cromwell LLP
Jay Clayton
Glen T. Schleyer